GRANT OF LIMITED POWER OF ATTORNEY

I, Vivek Ramaswamy, of Columbus, Ohio, do hereby make, constitute, and appoint Stephen Roberts, of Alexandria, Virginia, my true and lawful attorney-in-fact for me and in my name, place, and stead, and on my behalf, and for my use and benefit authorizing him:

1 To execute in my name any documents required for the receipt, vesting, or purchase of shares of any equity instruments (to include common shares, stock options, warrants, grants, and capped value appreciation rights), and any documents required for the reporting or acknowledgment of the same; and

2 To execute in my name any documents required to complete sell-to-cover transactions associated with the transactions described in Paragraph 1 of this Grant.

This Grant shall continue in effect until I revoke it by separate written instrument.

/s/ Vivek Ramaswamy
Signature

8/21/2023
Date